EXHIBIT 21
LIST OF SUBSIDIARIES AND THEIR COUNTRY OR STATE OF INCORPORATION/ORGANIZATION

	State/Country of	Percentage of Voting
	Incorporation or	Securities Owned by
Name of Subsidiary	Organization	Immediate Parent
Hampshire Designers Inc.	Delaware	100%
Keynote Services Limited	Hong Kong	100%
Glamourette Fashion Mills Inc.	Delaware	100%
Item-Eyes Inc.	Delaware	100%
SB Corporation	Delaware	100%
Shane Hunter, Inc.	Delaware	100%